UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Tessera Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88164L100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,339,950
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,339,950
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 520,241
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 520,241
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,675,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,675,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,675,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,675,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,675,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,675,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,675,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,675,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,675,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,675,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,675,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,675,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,675,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,675,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON TUDOR BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE CWYNAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 580
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON DONALD STOUT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,339,950 Shares beneficially owned by Starboard V&O Fund is approximately $35,056,731, excluding brokerage commissions.  The aggregate purchase price of the 520,241 Shares beneficially owned by Starboard LLC is approximately $7,795,466, excluding brokerage commissions.  The aggregate purchase price of the 814,809 Shares held in the Starboard Value LP Account is approximately $12,228,476, excluding brokerage commissions.

The Shares owned by each of Messrs. Brown, Cwynar, Lacey, Riedel and Stout were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 600 Shares beneficially owned by Mr. Brown is approximately $10,170, excluding brokerage commissions. The aggregate purchase price of the 580 Shares beneficially owned by Mr. Cwynar is approximately $9,837, excluding brokerage commissions.  The aggregate purchase price of the 500 Shares beneficially owned by Mr. Lacey is approximately $8,865, excluding brokerage commissions.  The aggregate purchase price of the 400 Shares beneficially owned by Mr. Riedel is approximately $6,908, excluding brokerage commissions.  The aggregate purchase price of the 581 Shares beneficially owned by Mr. Stout is approximately $9,755, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 1, 2013, Starboard delivered an open letter to the shareholders of the Issuer.  In the letter, Starboard reiterated its belief from its recent February 19, 2013 letter to the Board that the Issuer is significantly undervalued and that opportunities exist within the control of management and the Board to unlock value for the benefit of all shareholders.  Starboard stated that for over a year now it has been attempting to communicate constructively with the Issuer in the hope that it could work together to craft a strategy to improve the Issuer’s financial performance and deliver increased value to shareholders. Starboard noted that it is unfortunate the existing management team and Board have shown no interest in working with Starboard and instead have adopted certain measures designed to disenfranchise shareholders and entrench a subset of the Board.

Starboard also highlighted the recent and abrupt resignations of Kevin Rivette and John Goodrich, two highly qualified incumbent directors serving on the Board, stating that the resignations are extremely disturbing and point to a dictatorial Chairman and dysfunctional Board environment.  Starboard pointed out that on February 25, 2013, due to Sarbanes-Oxley requirements, it was publicly reported that three days earlier, Messrs. Rivette and Goodrich, had delivered a letter to the Board stating that their concerns regarding the behavior of the Chairman had become untenable and that they intended to resign, effective as of the close of business on March 1, 2013, if the Chairman of the Board, Mr. Robert Boehlke, had not resigned from the Board before such time. The letter clearly articulated the rationale for their actions:

CUSIP NO. 88164L100

"In our opinion the failure of current board leadership has prevented effective operating oversight, effective cost control, strategic planning, profit and loss discipline, economically rational strategies for our DOC initiatives and appropriate focus on our core business. The negative effect of these failures has significantly impacted shareholder value." – Directors Kevin Rivette and John Goodrich

"Mr. Boehlke has arrogated to himself necessary board review and guidance of management.... His actions have interfered with the board's orderly and necessary oversight of the company." – Directors Kevin Rivette and John Goodrich

"We believe [Mr. Boehlke's] actions have prevented our board from meeting its required standards of performance and returning value to the shareholders. It is our belief that his efforts to force the removal of directors who do not support him and to independently find new directors violates the authority of the nominating committee and of the full board...." – Directors Kevin Rivette and John Goodrich

"We have repeatedly tried to affect what we believe are necessary reforms such as greater focus on our core business, effective cost controls, investment analysis and improved board governance to make this company highly successful. Each time Mr. Boehlke has prevented these initiatives from moving forward." – Directors Kevin Rivette and John Goodrich

Starboard noted that, in its experience, it has rarely witnessed such scathing accusations and internal upheaval, with disagreements rising to a level where highly qualified board members felt they had no choice but to resign because of the actions of the Chairman of the Board.  Starboard also noted in the letter that the recent departures of Dr. Farzan "Bob" Roohparvar, former President of DigitalOptics Corporation ("DOC"), and Richard Chernicoff, former President of Intellectual Property and Micro-Electronics Division, are evidence of further significant turmoil and frustration with the leadership of the Issuer.

Starboard stated that these recent developments, along with the analysis included in its February 19 letter, point to significant failures on the part of the existing management team and incumbent Board, including the failure to produce acceptable financial results; the failure to follow through on publicly stated commitments; the failure to create a healthy and productive environment where employees can thrive and directors can properly oversee the Issuer; and the failure to create value for shareholders.

Starboard further stated that it appears that the incumbent Board and senior management of the Issuer have no interest in taking the necessary steps to effect needed change and are determined to keep the status quo. The deeply concerning contents of the director resignation letter, recent executive departures, continued dismal operating performance, and poor governance all further solidify Starboard’s view that material change in board composition, executive leadership, and corporate strategy are immediately required at the Issuer. To this end, Starboard stated it will be filing its proxy materials over the coming weeks and will seek support from shareholders to replace a majority of the current Board with highly-qualified director nominees.  Starboard informed shareholders that following the filing of its proxy materials, Starboard will be sharing more information on its plans for the Issuer, each of its businesses, and its strategy to unlock substantial value for the benefit of all shareholders. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 88164L100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,324,821 Shares outstanding, as of January 31, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on February 28, 2013, Starboard V&O Fund beneficially owned 2,339,950 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,339,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,339,950
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on February 28, 2013, Starboard LLC beneficially owned 520,241 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 520,241
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 520,241
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on February 28, 2013, 814,809 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,339,950 Shares owned by Starboard V&O Fund, (ii) 520,241 Shares owned by Starboard LLC and (iii) 814,809 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.0%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 3,675,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,675,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,339,950 Shares owned by Starboard V&O Fund, (ii) 520,241 Shares owned by Starboard LLC and (iii) 814,809 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 3,675,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,675,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,339,950 Shares owned by Starboard V&O Fund, (ii) 520,241 Shares owned by Starboard LLC and (iii) 814,809 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 3,675,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,675,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,339,950 Shares owned by Starboard V&O Fund, (ii) 520,241 Shares owned by Starboard LLC and (iii) 814,809 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.0%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 3,675,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,675,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,339,950 Shares owned by Starboard V&O Fund, (ii) 520,241 Shares owned by Starboard LLC and (iii) 814,809 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,675,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,675,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are forth in Schedule A and are incorporated herein by reference.

H.	Mr. Brown

(a)	As of the close of business on February 28, 2013, Mr. Brown beneficially owned 600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Brown during the past sixty days are forth in Schedule A and are incorporated herein by reference.

I.	Mr. Cwynar

(a)	As of the close of business on February 28, 2013, Mr. Cwynar beneficially owned 580 Shares.

Percentage: Less than 1%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Cwynar during the past sixty days are forth in Schedule A and are incorporated herein by reference.

J.	Mr. Lacey

(a)	As of the close of business on February 28, 2013, Mr. Lacey beneficially owned 500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lacey during the past sixty days are forth in Schedule A and are incorporated herein by reference.

K.	Mr. Riedel

(a)	As of the close of business on February 28, 2013, Mr. Riedel beneficially owned 400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Riedel during the past sixty days are forth in Schedule A and are incorporated herein by reference.

L.	Mr. Stout

(a)	As of the close of business on February 28, 2013, Mr. Stout beneficially owned 581 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 88164L100

(c)	The transactions in the Shares by Mr. Stout during the past sixty days are forth in Schedule A and are incorporated herein by reference.

An aggregate of 3,677,661 Shares, constituting approximately 7.0% of the Shares outstanding, are reported in this Amendment No. 2.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1	Letter to Shareholders, dated March 1, 2013.

CUSIP NO. 88164L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout

CUSIP NO. 88164L100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

14,180	16.4167	02/11/2013
12,583	16.1347	02/11/2013
35,837	16.9794	02/12/2013
31,300	17.3184	02/13/2013
31,300	17.3399	02/14/2013
62,600	17.2698	02/15/2013
39,501	17.6054	02/21/2013
23,099	17.5485	02/21/2013
15,650	17.6703	02/22/2013
31,300	17.5883	02/27/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

3,171	16.4167	02/11/2013
2,814	16.1347	02/11/2013
8,015	16.9794	02/12/2013
7,000	17.3184	02/13/2013
7,000	17.3399	02/14/2013
14,000	17.2698	02/15/2013
8,834	17.6054	02/21/2013
5,166	17.5485	02/21/2013
3,500	17.6703	02/22/2013
7,000	17.5883	02/27/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

5,301	16.4167	02/11/2013
4,703	16.1347	02/11/2013
13,396	16.9794	02/12/2013
11,700	17.3184	02/13/2013
11,700	17.3399	02/14/2013
23,400	17.2698	02/15/2013
14,765	17.6054	02/21/2013
8,635	17.5485	02/21/2013
5,850	17.6703	02/22/2013
11,700	17.5883	02/27/2013

TUDOR BROWN

600	16.9500	01/08/2013

CUSIP NO. 88164L100

GEORGE CWYNAR

580	16.9600	01/04/2013

THOMAS LACEY

500	17.7300	01/29/2013

GEORGE RIEDEL

400	17.2700	01/03/2013

DONALD STOUT

581	16.7900	01/11/2013